Exhibit 3.57
CERTIFICATE OF FORMATION
OF
CHENAL ARKANSAS, L.L.C.
     This Certificate of formation of Chenal Arkansas, L.L.C. (the “LLC”) dated December 6, 2005, is being duly executed and filed by Samuel Kovitz, as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101 et seq.)
     FIRST. The name of the limited liability company formed hereby is Chenal Arkansas, L.L.C.
     SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Samuel Kovitz
SAMUEL KOVITZ, Authorized Person